UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 2, 2021, Vascular Biogenics Ltd. (the “Company”) announced its annual general meeting of shareholders (the “Meeting”) and made available to its shareholders certain other materials in connection with such meeting. Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents relating to the Meeting:

1. Notice of the 2021 Annual General Meeting of Shareholders to be held on October 19, 2021.

2. Proxy Statement and Proxy Card for use in connection with the Company’s Meeting.

Exhibits.

Exhibit Number	Description
99.1	Notice of Annual General Meeting of Shareholders to be held on October 19, 2021.

99.2	Proxy Statement and Proxy Card for use in connection with the Company’s Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: September 2, 2021	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer